Filed by Consonance-HFW Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Consonance-HFW Acquisition Corp.

Commission File No. 001-39635

Surrozen Presents New Data Demonstrating Superior Activity of SZN-1326 in Preclinical Inflammatory

Bowel Disease Models at 16th Congress of the European Crohn’s and Colitis Organisation (ECCO)

Company to advance SZN-1326 toward first-in-human clinical studies in 2022

SOUTH SAN FRANCISCO, Calif., July 09, 2021 (GLOBE NEWSWIRE) – Surrozen Inc., a biotechnology company discovering and developing drug candidates to selectively modulate the Wnt pathway, announced today that new data from its inflammatory bowel disease (IBD) program, including preclinical studies of SZN-1326 showing superior activity compared to therapeutics currently used in treatment, were presented during the 16th Congress of the European Crohn’s and Colitis Organisation.

Two poster presentations discussed data from studies of SZN-1326, a bi-specific full-length human antibody targeting Fzd5/8 and Lrp6 receptors in development for the treatment of IBD. A third poster presentation discussed expression profiling of Wnt pathway genes in colon biopsies from patients with ulcerative colitis (UC). Copies of posters will be available in the Investors & Media section of Surrozen’s website.

“In both chronic and acute models presented at this congress, SZN-1326 demonstrated beneficial activity compared to other therapeutics currently used for the treatment of IBD that we believe could be meaningful for patients living with IBD,” said Craig Parker, President and Chief Executive Officer of Surrozen. “Combined with presented data about Wnt expression and our other studies of SZN-1326, we continue to be excited for this program and look forward to moving it into clinical investigation in 2022.”

In a poster presentation titled, “SZN-1326, a Wnt agonist, improved epithelial healing and ameliorated colitis in a chronic DSS model, in stark contrast to anti-TNFα and anti-IL-12/23p40 antibodies,” findings from a chronic mouse IBD model showed SZN-1326 at various dosing regimens stimulated intestinal epithelial regeneration, induced mucosal healing and restored the epithelial barrier resulting in reduced inflammation, reduced serum cytokine levels, improved body weight and reduced disease activity. In contrast, treatment with anti-TNFα or anti-IL-12/23p40 antibodies led to reduction only in certain serum inflammatory cytokines but had no effect on disease activity or colon histology in this model.

In a poster presentation titled, “SZN-1326, a Wnt signal activator, is more efficacious than cyclosporine A in an acute DSS model,” findings from an acute mouse IBD model showed SZN-1326 at various dosing regimens stimulated intestinal epithelial regeneration, induced mucosal healing and restored the epithelial barrier resulting in reduced inflammation, reduced serum cytokine and lipocalin-2 levels improved body weight and reduced disease activity. In comparison, Cyclosporine A showed only a mild effect on reducing disease activity and lipocalin-2.

In a poster presentation titled, “Expression profiling of Wnt pathway genes in colon biopsies of patients with ulcerative colitis,” shows reduced expression of Wnt receptors, RSPOs and Wnt target genes indicated insufficient Wnt signal induction in the damaged colon epithelium of UC patients. The findings suggest that repair of the damaged epithelium by Wnt agonist treatment may constitute a new mechanism of action and benefit patients with UC.

About Wnt Signaling

Wnt signaling plays key roles in the control of development, homeostasis, and regeneration of many essential organs and tissues, including liver, intestine, lung, kidney, retina, central nervous system, cochlea, bone, and others. Modulation of Wnt signaling pathways has potential for treatment of degenerative diseases and tissue injuries. Surrozen’s platform and proprietary technologies have the potential to overcome the limitations in pursuing the Wnt pathway as a therapeutic strategy.

About Surrozen

Surrozen is a biotechnology company discovering and developing drug candidates to selectively modulate the Wnt pathway. Surrozen is developing tissue-specific antibodies designed to engage the body’s existing biological repair mechanisms with potential application across multiple disease areas, including inflammatory bowel disease, hepatitis, eye diseases, hearing loss, lung and airway diseases, and certain neurological disorders. For more information, please visit surrozen.com.

Additional Information

In connection with Surrozen’s recently announced business combination with Consonance-HFW Acquisition Corp. (“CHFW”), CHFW has filed with the U.S. Securities and Exchange Commission’s (“SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which includes a preliminary prospectus with respect to the securities of CHFW to be issued in connection with the business combination to Surrozen stockholders, and as well as a proxy statement with respect to the shareholder meeting of CHFW to vote on the business combination and related matters. CHFW will mail a definitive proxy statement/final prospectus and other relevant documents to its shareholders after the Registration Statement is declared effective by the SEC. This communication is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus or any other document that CHFW will send to its shareholders in connection with the business combination. The definitive proxy statement/final prospectus will contain important information about CHFW, Surrozen and their respective business and related risks, the combined company, including pro forma financial information and the proposed business combination and related matters. Investors and security holders of CHFW are advised to read, when available, the proxy statement/prospectus in connection with CHFW’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve the business combination (and related matters) because the proxy statement/prospectus will contain important information about the business combination and the parties to the business combination. Investors and security holders of Surrozen are advised to read, when available, the proxy statement/prospectus in connection with the written consent of Surrozen stockholders. The definitive proxy statement/final prospectus will be mailed to shareholders of CHFW as of a record date to be established for voting on the business combination. Shareholders will also be able to obtain copies of the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Consonance-HFW Acquisition Corp., 1 Palmer Square, Suite 305, Princeton, NJ.

Participants in the Solicitation

CHFW, Surrozen and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of CHFW’s shareholders in connection with the business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the business combination of CHFW’s directors and officers in CHFW’s filings with the SEC, including the Registration Statement filed with the SEC by CHFW, which includes the preliminary proxy statement of CHFW for the business combination, and such information and names of Surrozen’s directors and executive officers is also in the Registration Statement filed with the SEC by CHFW.

Forward Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the business combination between CHFW and Surrozen, the potential for, data regarding and benefits of the Wnt pathway and studies of SZN-043, including beliefs about recent data and plans and expected timeline for, and benefits resulting from, clinical trials, and potential market for the treatment of severe liver disease. These statements are based on the current expectations of Surrozen’s management and are not predictions of actual performance. These forward-looking statements are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of CHFW and Surrozen. These statements are subject to a number of risks and uncertainties regarding Surrozen’s and CHFW’s businesses and the business combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to, the possibility that the Wnt platform may not meet expectations, general economic, political and business conditions; the inability of the parties to consummate the business combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the business combination; the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the business combination; the risk that the approval of the shareholders of CHFW or the stockholders of Surrozen for the potential transaction is not obtained; failure to realize the anticipated benefits of the business combination, including as a result of a delay in consummating the potential transaction or difficulty in integrating the businesses of CHFW and Surrozen; the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; the ability of the combined company to grow and manage growth profitably and retain its key employees; the amount of redemption requests made by CHFW’s shareholders; the inability to obtain or maintain the listing of the post-acquisition company’s securities on Nasdaq following the business combination; costs related to the business combination; risks related to the matters set forth in the Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies, issued by the Division of Corporate Finance of the SEC on April 12, 2021; and those factors discussed in the Registration Statement and in CHFW’s annual report on Form 10-K for the year ended December 31, 2020 (as amended and restated), and subsequent filings with the SEC, including CHFW’s quarterly report on Form 10-Q for the quarter ended March 31, 2021 and the Registration Statement. There may be additional risks that neither CHFW nor Surrozen is presently aware or that CHFW or Surrozen currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

In addition, forward-looking statements provide Surrozen’s expectations, plans or forecasts of future events and views as of the date of this communication. Surrozen and CHFW anticipate that subsequent events and developments may cause CHFW’s or Surrozen’s beliefs and assessments to change. However, while CHFW or Surrozen may elect to update these forward-looking statements at some point in the future, CHFW and Surrozen specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing CHFW’s or Surrozen’s beliefs, assessments or judgments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Disclaimer

This communication is for informational purposes only and is neither a proxy statement, nor a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction, nor an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the business combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Media Contact

Ian Stone, Managing Director

CanaleComm

Tel.: (619) 518-3518

Email: ian.stone@canalecomm.com